SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 11, 2002

MERANT plc
(Translation of Registrant's Name Into English)

The Lawn, Old Bath Road, Newbury, England RG14 1QN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F   X                            Form 40-F _____
-------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   X                              No  _____
-------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


LONDON STOCK EXCHANGE ANNOUNCEMENT







MERANT PLC

Thursday 11 July 2002

MERANT plc

Purchase of own shares


MERANT announces that on Wednesday 10 July 2002 it purchased for cancellation 1,100,000 ordinary shares of 2p each at a price of 93p.

Since MERANT commenced additional repurchases of its ordinary shares on 10 June 2002 it has repurchased for cancellation a total of 8,515,229 ordinary shares.


END



SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  July 11, 2002              By: /s/ Stephen Going

				--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel